Aytu Biopharma, Inc.

373 Inverness Parkway, Suite 206

Englewood, Colorado 80112

June 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jason L. Drory

Re: Aytu Biopharma, Inc. – Registration Statement on Form S-1 (File No. 333-271556)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-271556), as amended (the “Registration Statement”) of Aytu Biopharma, Inc. We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on June 8, 2023, or as soon thereafter as is reasonably practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Josh Erekson at (801) 933-4083.

Very truly yours,

Aytu Biopharma, Inc.

By:	/s/ Joshua R. Disbrow
Name:	Joshua R. Disbrow
Title:	Chief Executive Officer